August 20, 2024

Brian Parisi
Chief Financial Officer
Kartoon Studios, Inc.
190 N. Canon Drive, 4th Floor
Beverly Hills, CA 90210

        Re: Kartoon Studios, Inc.
            Form 10-K for the Year Ended December 31, 2023
            File No. 001-37950
Dear Brian Parisi:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services